April 28, 2006

via U.S. mail
Mr. John A. Hageman, Esq.
Senior Vice President and Chief Legal Officer
Flag Intermediate Holdings Corporation and Metals USA, Inc.
One Riverway, Suite 1100
Houston, Texas 77056

      Re:	Flag Intermediate Holdings Corporation and Metals USA,
Inc.
      	Registration Statement on Form S-4
      Filed March 31, 2006
      File No. 333-132918

Dear Mr. Hageman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

General

1. The staff notes that you are registering the new notes in reliance on the staff`s position enunciated in Exxon Capital Holdings Corporation, SEC no-action letter (available April 13, 1989); Morgan
Stanley & Co. Incorporated, SEC no-action letter (available June
5,
1991) regarding resales; and Shearman & Sterling, SEC no-action letter (available July 2, 1993) with respect to the participation of broker-dealers. Accordingly, with the next amendment please provide us with a supplemental letter:

* stating that the issuer is registering the exchange offer in reliance upon these letters, and
* including statements and representations substantially in the form set forth in the Morgan Stanley and Shearman & Sterling no-action letters.

      We may comment further upon reviewing your response.

2. Please update your disclosure so that it is current as of the latest practicable date.

3. Prior to printing and distribution of the prospectus, please provide us with copies of all artwork and any graphics you wish to include in the prospectus. Also provide accompanying captions, if any. We may have comments after reviewing these materials.

Cover Page

4. We note that you have left blank the expiration date of the offer pending effectiveness of this registration statement. Since your offer expires at 5:00 p.m., New York City time, be aware that if it terminates on the twentieth business day after commencement, you will not satisfy the requirements of Exchange Act Rule 14e-1(a).
Please
confirm that the offer will be open for at least twenty full business days to ensure compliance with Rule 14e-1(a). See Rule 14d-1(g)(3)
(defining "business day" as the time period between 12:01 a.m. through 12:00 midnight Eastern time) and Question and Answer Eight in
Exchange Act Release No. 16623 (March 5, 1980).

In this regard, please also confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

5. We note that the notes are identified as "senior" notes. If the notes will not be senior to any outstanding indebtedness, disclose this on the cover page. Otherwise, quantify in the summary the amount of indebtedness to which the notes would be senior as of the latest practicable date. Similarly, quantify any material outstanding indebtedness that is senior to the notes.

Cautionary Statement Concerning Forward-Looking Statements, page iii

6. Eliminate any suggestion that the statements to which you refer are forward looking statements for purposes of the federal securities laws. Among other limitations, the PSLRA of 1995 does not extend safe harbor protection to disclosure related to tender offers.



Summary, page 1

7. It is inappropriate to suggest that the summary "is not complete."
Rather, make clear that this section summarizes all material information contained in your prospectus, as you suggest at page
12.

8. You make a number of claims relating to your leadership, relative market share and your "superior customer service." Provide us with objective support for these types of statements and claims. If you provide third party documents to support the claims, please mark the relevant portions and include a key that indicates where in each document support appears for each particular assertion.
      If you cannot provide such support, delete the assertion.

9. Revise to provide a more balanced overview of your business. For example, you cite your business strategy and competitive strengths but do not mention the more significant challenges and material risks you face, including those relating to your substantial leverage, the current material pending litigation matters, and the intense competition you face in your industry. Briefly discuss in this section the more significant risks that may impact your operations and future plans.

10. You include excess detail in this section, and much information presented here is repeated almost verbatim in the Business section.
Abridge this section to provide a brief overview of the key aspects of the company and the offering.

Summary of Terms of the Exchange Offer, page 9

11. Make clear that if you waive a condition for one participant in the exchange, you must waive that condition for all participants.
In
that regard, we note the provision included in Instruction 8 of the
Letter of Transmittal.

12. Under the Exxon Capital line of letters, the exchange offer may only remain in effect for a limited time. Disclose the maximum period of time that the exchange offer will remain in effect from the date the registration statement is declared effective through the Expiration Date, as extended.

13. Exchange Act Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the exchange offer, as applicable. Please revise here and throughout the document, as necessary, to make clear that you will act consistent with Rule 14e-1(c). For instance, revise your references to "as promptly as practicable," "to the extent practicable" or "as soon as reasonably practicable." Further, in this regard, please also make clear here and throughout the document that you will issue the new notes or return the old notes promptly after expiration rather than after acceptance.


Risk Factors, page 18

14. Substantially shorten most risk factors so that each
succinctly
describes the risk.    Identify the risk, include a cross-
reference
to more detailed disclosure elsewhere if appropriate, and eliminate all excess detail. Where you discuss multiple risks under one caption, break the discussion into separate factors and include appropriate captions for each, such as for the first risk factor on page 18. No risk factor discussion should be longer than two short paragraphs.

15. Revise risk factor subheadings so that they clearly identify the risk to be discussed. For example, simply stating that "We operate in a highly fragmented and competitive industry" does not identify the resulting risk of harm to investors.

16. You must disclose all known, material risks in this section. Therefore, delete the limiting language on the cover page in the cross-reference to this section where you suggest that the section identifies "certain" risks. Also delete the third and fourth italicized sentences in the introductory paragraph.

17. Please revise your risk factors to delete the generic statement that you "cannot assure" your investors of various items.
Instead,
state the resulting risk plainly and directly.

18. Eliminate from the Risk Factors section any discussion of the consequences of not exchanging old notes. To the extent you believe the discussion is material you may include it elsewhere in the document. For example, the discussion under "If you do not properly tender your old notes" more appropriately belongs on page 40 or elsewhere.

Risks Related to an Investment in the Notes, page 18

Our substantial leverage could adversely affect...., page 18

19. Please update your disclosure to quantify as of the most recent
practicable date the amount of debt that is senior, equal, and junior
to these notes.   Also include a cross- reference to detailed
disclosure elsewhere that describes the required ratios and quantifies the extent to which you may incur additional indebtedness of each type, including by means of your revolving credit facility.

Expiration Date; Extensions; Amendments, page 33

20. You state that you reserve the right to "delay accepting for exchange any old notes." While you may delay acceptance of tendered notes if you extend the offer, you may not, consistent with your prompt payment obligation under Rule 14e-1(c), delay acceptance once the offer has terminated for no reason and at your sole discretion.
Please clarify in what circumstances you will delay acceptance. For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

21. Please advise us how oral notice of any delay, extension, termination or amendment is reasonably calculated to reach registered holders of the outstanding notes.

22. Expand the last paragraph to state that you are generally required to extend the offering period for any material change, including the waiver of a material condition, so at least five business days remain in the offer after the change. Also revise to indicate the period of time you are required to extend in the event there is a change in the percentage of existing notes sought. See Rule 14e-1(b).

23. We note your reference in this section to any "fundamental" changes. Revise to clarify that you will amend the registration statement and may be required to recirculate for any "material" changes to the terms of the exchange offer.

24. Confirm that you will disclose sufficiently in advance of the expiration of the offer whether you will have a subsequent offering period. Further, please supplement the disclosure to state explicitly whether withdrawal rights would be available to persons who tender during the subsequent offer period.

Certain Conditions to the Exchange Offer, page 34

25. You have indicated that the foregoing rights are not deemed waived because you fail to exercise them. It is our position, however, that if an offer condition occurs, you must either waive that condition and proceed with the offer or terminate the offer. You may not implicitly waive an offer condition by failing to assert it. Please confirm with us your understanding of our position.

Procedures for Tendering, page 35

26. We note that the transfer of registered ownership may take considerable time and may not be completed prior to the expiration date. Quantify the "considerable time" to which you refer and discuss any applicable state law restrictions, if any, on the length of this period.

Unaudited Pro Forma Condensed Combined Financial Information, page
43

Notes to Unaudited Pro Forma Condensed Combined Financial
Information, page 44

27. Please disclose the purchase price for your acquisition of Metals
USA, Inc., including its components, and a schedule showing its allocation. The schedule should identify net tangible assets and liabilities acquired, identifiable intangible assets, fair value adjustments to net tangible and intangible assets and liabilities, and costs and fees of the acquisition. Describe all significant adjustments to fair value and disclose how they were determined. Also, disclose the amortization periods of the intangible assets acquired.

28. We note that you present and discuss the combined results for the
predecessor and successor periods for the fiscal year 2005.   We
believe that your presentation of the combined results is not contemplated by GAAP. Tell us why you believe your presentation of the combined results is more meaningful than separate discussions of your predecessor and successor periods for 2005. If you can support for us that your current presentation is most meaningful for your readers, you should revise and expand your disclosure as follows:

* Relocate the table, included on page 53, which combines the results for the successor and predecessor periods to the beginning of your management`s discussion.

* Label the combined column as "non-GAAP".

* Explain that GAAP does not allow for such a combination, but that you have strictly added the successor and predecessor columns together and that you have made no attempt to pro forma the combined results.

* Explain why you believe your presentation is meaningful and how it is helpful in understanding the trends of your business.

* Separately explain any purchase accounting adjustments and quantify the effects of having applied purchase accounting in comparing the results from period to period

Financial Statements and Supplementary Data, page 62

29. We note that you experienced a net loss for the three months ended December 31, 2005. Please enhance your MD&A to describe any significant economic changes or events that materially affected your financial results for the three months ended December 31, 2005, so that readers can ascertain the likelihood that past performance is indicative of future performance.

Security Ownership of Certain Beneficial Owners and Management,
page
86

30. Provide tabular disclosure to identify all natural persons deemed to be beneficial owners for purposes of Exchange Act Rule 13d-3.
For
example, identify those with control of Apollo.



Description of the Notes, page 89

31. This section contains long sentences and is difficult to read. Avoid copying complex information directly from legal documents without a clear and concise explanation of the provisions. See, for example, the disclosure under "Certain Covenants" on page 110. Please revise your disclosure to make it clearer, more concise and understandable. Refer to "Plain English Comes to the High Yield Market," a Latham & Watkins Standard Form Prepared in Consultation with the SEC, August 1999.

32. Define the term "pari passu" in the context in which you use it.

Change of Control, page 108

33. Disclose that you will comply also with Rules 13e-3 and 13e-4, if applicable, and Rule 14e-1 where you refer to the requirements of
Section 14(e) of the Exchange Act.

Certain Definitions, page 137

34. You currently include 24 pages of definitions. Please minimize your use of defined terms by clarifying their meaning in context. Rule 421(b) permits you to include this language as long as you present it clearly and explain what it means to investors. Also, you include defined terms that appear to be copied from the indenture. Instead, limit the list of defined terms to those that appear in the registration statement. Only include terms in the glossary if it will facilitate investors` understanding of the disclosure. Whenever possible, describe the meaning of terms in the text without using defined terms.

Material United States Federal Income Tax Consequences, page 162

35. In this section, you include statements that note holders "should consult" with their own tax advisors, or language to similar effect.
Because note holders may rely on the disclosure that appears in your registration statement, including disclosure relating to tax consequences, revise to eliminate this language each place it appears. You may replace the admonition with language to the effect that you recommend or encourage that consultation.

Consolidated Financial Statements, page F-1

Consolidated Statements of Operations, page F-4

36. Please tell us whether the Successor Company incurred any merger-related costs prior to November 30, 2005, and describe how it accounted for any such costs.

37. Please tell us why you exclude depreciation expense for the Plates and Shapes and Flat Rolled group segments from cost of sales but include it in cost of sales for the Building Products Group.

Notes to Consolidated Financial Statements, page F-7

38. We note on page 56 that you eliminated one layer of management and closed eleven redundant or unprofitable locations. Please expand
your footnotes to provide the disclosures set forth in paragraph
20
of SFAS 146, to the extent applicable.

Note 6.  Accrued Liabilities, page F-14

39. We note that you have recorded an accrued warrants liability.
Please disclose the number of warrants outstanding, their range of exercise prices, and the period during which the warrants are exercisable.



Note 10.  Stock Based Compensation, page F-21

40. We could not locate a capital contribution from Flag Holdings on your Consolidated Statements of Stockholders` Equity (Deficit) to reflect the stock option grants Flag Holdings made to your employees.
Please tell us how you accounted for the stock option grants by Flag
Holdings. Refer to paragraph 11 of SFAS 123(R) for additional guidance.

41. Please expand your footnotes to disclose the following with regard to the stock options that Flag Holdings issued to your employees:

* your accounting policy regarding how you account for these option grants;

* the amount of compensation expense recorded in your consolidated financial statements;

* the method of estimating the fair value of equity instruments granted; and

* other disclosure important to an understanding of your use of share-based compensation.

Refer to paragraphs 64, 65 and A240 of SFAS 123(R) for further guidance.




Exhibit 99.1 - Letter of Transmittal

42. We note the disclosure that reads "[t]he undersigned and each Beneficial Owner will, upon request, execute and deliver any additional documents deemed by the Exchange Agent or by the Issuer to be necessary or desirable to complete the sale, assignment and transfer of the Old Notes tendered hereby." If you retain such language, specify the type of "additional documents deemed by the Exchange Agent or by the Issuer to be necessary or desirable to complete" the transaction.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Ryan Milne at (202) 551-3688 or, in his absence,
April Sifford, Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters.
Please contact Jason Wynn at (202) 551-3756 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions. Direct all correspondence to the following ZIP code:
20549-7010.


							Sincerely,



							H. Roger Schwall
							Assistant Director

cc:	R. Milne
	A. Sifford
      J. Wynn
      T. Levenberg

      via facsimile
      J. Vincent Kendrick
      Akin Gump Strauss Hauer & Feld LLP
            (713) 236-0822

Mr. John A. Hageman, Esq.
Flag Intermediate Holdings Corporation and Metals USA, Inc.
April 28, 2006
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010